Filed by: Brookfield Infrastructure Corporation

(Commission File No. 001-39250)

and

Brookfield Infrastructure Partners L.P.

(Commission File No. 001-33632)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Inter Pipeline Ltd.

This document is important and requires your immediate attention. It should be read in conjunction with the Existing Offer to Purchase and Circular (as defined below). If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor.

Shareholders (as defined below) in the United States should read the “Notice to Shareholders in the United States” on page 2 of this Second Notice of Variation and Extension.

If you have any questions, please contact Laurel Hill Advisory Group, the Information Agent and Depositary in connection to the Offer, by telephone at 1-877-452-7184 (North American Toll Free Number) or 1-416-304-0211 (outside North America) or by email at assistance@laurelhill.com. To keep current with further developments and information about the Offer, visit www.ipl-offer.com.

Neither this document nor the Existing Offer to Purchase and Circular has been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority in any manner expressed an opinion or passed judgment upon the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Information has been incorporated by reference in the Existing Offer to Purchase and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents of Brookfield Infrastructure Partners L.P. incorporated therein by reference may be obtained on request without charge from the office of Brookfield Infrastructure Partners L.P.’s Corporate Secretary at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda, + 1 441 294 3309, and are also available electronically at www.sedar.com. Copies of the documents of Brookfield Infrastructure Corporation incorporated therein by reference may be obtained on request without charge from the office of Brookfield Infrastructure Corporation’s Corporate Secretary at 250 Vesey Street, 15th Floor, New York, NY 10281, +61 2-9158-5254, and are also available electronically at www.sedar.com.

Neither the U.S. Securities and Exchange Commission nor any U.S. state or Canadian provincial or territorial securities commission has approved or disapproved of the securities to be issued under this Second Notice of Variation and Extension or the Existing Offer to Purchase and Circular or determined that this Second Notice of Variation and Extension or the Existing Offer to Purchase and Circular is truthful or complete. Any representation to the contrary is a criminal offense.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

June 21, 2021

SECOND NOTICE OF VARIATION AND EXTENSION

of terms of

OFFER TO PURCHASE

all of the outstanding Common Shares of

INTER PIPELINE LTD.

by BISON ACQUISITION CORP.

and

BROOKFIELD INFRASTRUCTURE CORPORATION

EXCHANGE LIMITED PARTNERSHIP

for consideration per Common Share, at the choice of each holder, of

(i) $19.50 in cash (the “Cash Consideration”);

i

(ii) 0.225 of a Brookfield Infrastructure Corporation (“BIPC”) class A exchangeable subordinate voting share (the “Share Consideration”); or

(iii) 0.225 of a Brookfield Infrastructure Corporation Exchange Limited Partnership

class B exchangeable limited partnership unit (the “Unit Consideration”),

subject to pro-ration as set out herein

Bison Acquisition Corp. (the “Offeror”) and Brookfield Infrastructure Corporation Exchange Limited Partnership (“Exchange LP”) have prepared this Second Notice of Variation and Extension (the “Second Notice of Variation and Extension”) to give notice that they are (i) removing the limit on Cash Consideration set forth in the offer dated February 22, 2021 (the “Original Offer to Purchase”), as modified by the notice of variation, change and extension dated June 4, 2021 (the “First Notice of Variation, Change and Extension” and together with the Original Offer to Purchase, the “Existing Offer to Purchase”) to purchase, on the terms and subject to the conditions of the Existing Offer to Purchase, all of the issued and outstanding common shares (the “Common Shares”) of Inter Pipeline Ltd. (“IPL”), together with the associated rights (the “SRP Rights”) issued and outstanding under the shareholder rights plans of IPL, including any Common Shares that may become issued and outstanding after the date of the Existing Offer to Purchase but prior to the Expiry Time (as defined herein) upon the exercise, exchange or conversion of securities of IPL into Common Shares (other than pursuant to the SRP Rights); and (ii) extending the Expiry of the Existing Offer to Purchase to 5:00 p.m. (Mountain Standard Time) on July 13, 2021. The Existing Offer to Purchase, as varied hereby, is referred to herein as the “Offer”, unless the context otherwise requires.

In particular, the Offer is varied to remove the limit on Cash Consideration payable pursuant to the Offer and to remove the pro-rating mechanics associated with the Cash Consideration. Under the Offer as amended, there is no maximum aggregate amount of cash payable by the Offeror to Shareholders choosing the Cash Consideration in respect of their Common Shares. The total number of BIPC Shares available under the Offer shall remain limited to 23.0 million, subject to any adjustments to account for rounding. The total number of Exchangeable LP Units available under the Offer (other than in respect of the Supplementary Election) shall remain limited to 23.0 million, subject to any adjustments to account for rounding. Up to an additional 8.0 million Exchangeable LP Units shall remain available for issuance under the Offer in connection with any Supplementary Elections.

In addition, the Offer is varied to extend the time period for acceptance of the Offer.

The Offer has been extended and now remains open for acceptance until 5:00 p.m. (Mountain Standard Time) on July 13, 2021 (the “Expiry Time”), unless the Offer is further extended, accelerated or withdrawn by the Offeror in accordance with its terms.

This Second Notice of Variation and Extension should be read in conjunction with: (i) the Original Offer to Purchase and the accompanying take-over bid circular dated February 22, 2021 (the “Circular” and together with the Original Offer to Purchaser as modified by the First Notice of Variation, Change and Extension, the “Existing Offer to Purchase and Circular”); (ii) the First Notice of Variation, Change and Extension; (iii) the letter of transmittal that accompanied the Original Offer to Purchase (the “Original Letter of Transmittal”) and the supplemental letter of transmittal that accompanied the First Notice of Variation, Change and Extension (the “Supplemental Letter of Transmittal” and together with the Original Letter of Transmittal, the “Letters of Transmittal”); and (iii) the Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular (the Letters of Transmittal and the Notice of Guaranteed Delivery, collectively with the Existing Offer to Purchase and Circular, the “Existing Offer Documents”). To the extent specifically set out in this document, the Existing Offer Documents are deemed to be amended as of the date hereof to give effect to the amendments to the Existing Offer to Purchase described in this document, and as of the date hereof, the term Existing Offer Documents shall also include this Second Notice of Variation and Extension. Unless the context requires otherwise, capitalized terms used herein but not defined herein that are defined in the Existing Offer to Purchase and Circular have the respective meanings given to them in the Existing Offer to Purchase and Circular.

Shareholders (other than Electing Shareholders) who have not yet deposited their Common Shares under the Offer and who wish to accept the Offer must properly complete and execute the Original Letter of Transmittal that accompanied the Original Offer to Purchase and Circular (printed on YELLOW paper) and deposit it, at or prior to the Expiry Time, together with Certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto, Ontario specified in the Original Letter of Transmittal, in accordance with the instructions in the Original Letter of Transmittal. Electing Shareholders who have not yet deposited their Common Shares under the Offer and who wish to accept the Offer and elect the Unit Consideration must properly complete and execute the Supplemental Letter of Transmittal that accompanied the First Notice of Variation, Change and Extension (printed on BLUE paper) and deposit it, at or prior to the Expiry Time, together with Certificate(s) representing their Common Shares and all other required documents, with the Depositary at its office in Toronto,

Ontario specified in the Supplemental Letter of Transmittal, in accordance with the instructions in the Supplemental Letter of Transmittal. Alternatively, Shareholders may accept the Offer by following the procedures for: (i) book-entry transfer of Common Shares set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Acceptance by Book-Entry Transfer”, or (ii) guaranteed delivery set out in Section 3 of the Original Offer to Purchase, “Manner of Acceptance — Procedure for Guaranteed Delivery”, using the Notice of Guaranteed Delivery that accompanied the Original Offer to Purchase and Circular (printed on PINK paper), a manually executed facsimile thereof or CDS online letter of guarantee option.

All Shareholders who have already validly deposited and not properly withdrawn their Common Shares under the Offer do not need to do anything further to receive consideration offered by the Offeror for Common Shares under the Offer.

Shareholders whose Common Shares are registered in the name of an investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to accept the Offer, in order to take the necessary steps to be able to deposit such Common Shares under the Offer. Intermediaries likely have established tendering cut-off times that are prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Questions and requests for assistance may be directed to the Information Agent, whose contact details are provided above and on the back cover of this document. Additional copies of this document, the Existing Offer to Purchase and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent and Depositary and are available at www.ipl-offer.com or on SEDAR at www.sedar.com. Website addresses are provided for informational purposes only and no information contained on, or accessible from, such websites are incorporated by reference herein unless expressly incorporated by reference.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by the Offeror, the Depositary or the Information Agent.

Shareholders should be aware that during the period of the Offer, the Offeror or any of its affiliates may, directly or indirectly, bid for and make purchases of Common Shares as permitted by applicable Law. See Section 12 of the Original Offer to Purchase, “Market Purchases and Sales of Common Shares”.

All cash payments under the Offer will be made in Canadian dollars.

Unless the context otherwise requires, all references in this Second Notice of Variation and Extension to the “Offeror”, “we”, “us” and “our” mean the Offeror, except that in connection with Electing Shareholders, “Offeror” shall be deemed to also include Exchange LP. Certain figures herein may not add due to rounding.

Information contained in this document is given as of June 18, 2021 unless otherwise specifically stated.

Questions and requests should be directed to the following:

The Information Agent and Depositary for the Offer is:

FOR INQUIRIES

North American Toll Free Phone:

1-877-452-7184

Outside North America:

1-416-304-0211

Email:

assistance@laurelhill.com

FOR DEPOSITING SHARES

By Email: ipl-offer@laurelhill.com

By Facsimile Transmission: 1-416-646-2415

By Mail:

PO Box 370 STN Adelaide Toronto, Ontario M5C 2J5 Canada

By Registered Mail or Courier:

70 University Avenue, Suite 1440 Toronto, Ontario M5J 2M4 Canada

To keep current with further developments and information about the Offer, visit www.ipl-offer.com.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

In connection with the Offer, BIP and BIPC have filed with the SEC a Registration Statement on Form F-4, Amendment No. 1 and Amendment No. 2 thereto, which contain a prospectus relating to the Offer. SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT, AS AMENDED, AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS, AS EACH BECOMES AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFEROR, IPL AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov and the materials will be posted on BIP’s website at www.brookfield.com/infrastructure. The financial statements included herein have been prepared in accordance with IFRS, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Common Shares and the acquisition of BIPC Shares by them as described herein may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein and such Shareholders are encouraged to consult their tax advisors. See Section 18 of the Original Offer to Purchase and Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of the Original Offer to Purchase and Circular, “Certain United States Federal Income Tax Considerations”.

The enforcement by Shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of the Offeror, BIP, BIPC and IPL is formed under the laws of a non-U.S. jurisdiction, that some or all of their respective officers and directors may reside outside of the United States, that some or all of the experts named herein may reside outside of the United States and that all or a substantial portion of the assets of the Offeror, BIP, BIPC, IPL and such persons may be located outside the United States. Shareholders in the United States may not be able to sue the Offeror, BIP, BIPC or IPL or their respective officers or directors in a non-U.S. court for violation of United States federal securities laws. It may be difficult to compel such parties to subject themselves to the jurisdiction of a court in the United States or to enforce a judgment obtained from a court of the United States.

THE SHARE CONSIDERATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS SECOND NOTICE OF VARIATION AND EXTENSION OR THE EXISTING OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), the Offeror or its affiliates and any advisor, broker or other person acting as the agent for, or on behalf of, or in concert with the Offeror or its affiliates, directly or indirectly, may bid for, make purchases of or make arrangements to purchase Common Shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases will be made in compliance with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform Shareholders in the United States of such information.

The Offer is being made for the securities of a Canadian company that does not have securities registered under Section 12 of the U.S. Exchange Act. Accordingly, the Offer is not subject to Section 14(d) of the U.S. Exchange Act, or Regulation 14D promulgated by the SEC thereunder, except for any requirements thereunder applicable to exchange offers commenced before the effectiveness of the related registration statement. The Offer is being conducted in accordance with Section 14(e) of the U.S. Exchange Act and Regulation 14E promulgated thereunder.

RISK FACTORS

An investment in the Exchangeable LP Units, the BIPC Shares, including the BIPC Shares underlying the Exchangeable LP Units, the BIP Units underlying the BIPC Shares and the acceptance of the Offer are subject to certain risks. In assessing the

Offer, Shareholders should carefully consider the risks described in this Offer to Purchase and Circular. Such risks may not be the only risks applicable to the Offer, the Offeror, Exchange LP, BIPC or BIP. Additional risks and uncertainties not presently known by the Offeror, Exchange LP, BIPC or BIP or that the Offeror, Exchange LP, BIPC or BIP currently believe are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of each of the Offeror, BIPC or BIP, respectively. See Section 25 of the Original Offer to Purchase and Circular, “Risk Factors” and Section 8 of the First Notice of Variation, Change and Extension, “Exchange LP – Risk Factors”.

FORWARD-LOOKING INFORMATION

Certain statements contained in Sections 2, 3 and 4 of this Second Notice of Variation and Extension, in addition to certain statements contained elsewhere in this document contain “forward-looking information” and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “believes”, “plans”, “expects”, “intends” and “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward- looking information contained in this Second Notice of Variation and Extension includes, but is not limited to, statements relating to the following items: the revised terms of the Offer and expectations relating to the Offer, statements relating to the ASC proceedings; statements relating to Brookfield Infrastructure’s intention to increase the consideration available under the Offer; statements regarding IPL’s transaction with Pembina, including Brookfield Infrastructure’s intention to vote against the Alternative Transaction; statements regarding expectations relating to regulatory review; and statements regarding growth plans and opportunities for Brookfield Infrastructure.

Although the Offeror believes that the expectations reflected by the forward-looking statements presented in this Second Notice of Variation and Extension are reasonable, the Offeror’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Offeror. Information used in developing forward-looking statements has been acquired from various sources, including third party consultants, suppliers and regulators, among others. The material assumptions used to develop forward-looking statements include, but are not limited to: the remaining conditions of the Offer will be satisfied on a timely basis in accordance with their terms; the anticipated benefits of the Offer will materialize; IPL’s public disclosure is accurate and that IPL has not failed to disclose publicly or in the data room any material information respecting IPL, its business, operations, assets, material agreements, or otherwise; there will be no material changes to government and environmental regulations adversely affecting the Offeror’s or IPL’s operations; and the impact of the current economic climate and financial, political and industry conditions on the Offeror’s operations, including its financial condition and asset value, will remain consistent with the Offeror’s current expectations. All figures and descriptions provided in this Second Notice of Variation and Extension related to the Offer are based on and assume the following: (a) the Offeror’s and IPL’s respective liquidity, debt, credit ratings, debt costs and assets, will not change from what was the case on June 18, 2021, in the case of the Offeror, and from what the Offeror has ascertained from IPL’s public filings and in the data room up to and including June 18, 2021, in the case of IPL; (b) 429,219,175 Common Shares issued and outstanding immediately prior to the date of this Second Notice of Variation and Extension; (c) that all of the Common Shares are tendered to the Offer pursuant to the terms thereof; and (d) no other Common Shares or BIPC Shares are issued before the successful completion of the Offer. Assumptions have also been made with respect to the timing of commissioning and start-up of the Offeror’s capital projects and future foreign exchange and interest rates. Although the Offeror believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.

Because actual results or outcomes will differ, and could differ materially, from those expressed in any forward-looking statements, Shareholders should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements and information. In particular, there are certain risks related to the consummation of the Offer including, but not limited to, the risk of failure to satisfy the remaining conditions to the Offer and the risk that the anticipated benefits of the Offer may not be realized. In addition, Shareholders are cautioned that the actual results of the Offeror following the successful completion of the Offer, may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties. For a further discussion regarding the risks related to the Offer and the Offeror, see Section 25 of the Original Offer to Purchase and Circular, “Risk Factors” and Section 8 of the First Notice of Variation, Change and Extension, “Exchange LP – Risk Factors”.

New factors emerge from time to time and it is not possible for management of the Offeror to predict all of such factors and to assess in advance the impact of each such factor on the Offer or the Offeror or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Offeror’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities Laws, the Offeror undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.

CURRENCY

All references to “$” in this Offer to Purchase and Circular mean Canadian dollars, except where otherwise indicated.

SECOND NOTICE OF VARIATION AND EXTENSION

June 21, 2021

TO:	THE HOLDERS OF COMMON SHARES OF IPL

As set out in this Second Notice of Variation and Extension, the Offeror and Exchange LP have: (a) removed the limit on Cash Consideration payable to Shareholders under the Offer; and (b) extended the Expiry Time of the Offer to 5:00 p.m. (Mountain Standard Time) on July 13, 2021.

Except as otherwise set out in this Second Notice of Variation and Extension, the information, terms and conditions set out in the Existing Offer to Purchase and Circular and the Letters of Transmittal and Notice of Guaranteed Delivery that accompanied the Existing Offer to Purchase and Circular continue to be applicable in all respects and this Second Notice of Variation and Extension should be read in conjunction with the Existing Offer to Purchase and Circular and the Letters of Transmittal and Notice of Guaranteed Delivery that accompanied the Existing Offer to Purchase and Circular.

Consequential amendments in accordance with this Second Notice of Variation and Extension are deemed to be made, where required, to the Existing Offer Documents. Except as otherwise set out in this Second Notice of Variation and Extension, the terms and conditions set out in the Existing Offer Documents continue to remain in effect, unamended. This Second Notice of Variation and Extension should be read in conjunction with the Original Offer Documents.

1.	Removal of Limit on Cash Consideration

The Offeror has amended the Existing Offer to Purchase and Circular to remove the limit on Cash Consideration payable to Shareholders under the Offer and to remove the pro-ration mechanics in respect of the Cash Consideration under the Offer.

Under the Offer, there is no maximum aggregate amount of cash payable by the Offeror to Shareholders choosing Cash Consideration in respect of some or all of their Common Shares. The maximum number of BIPC Shares issuable pursuant to the Offer shall continue to not exceed 23.0 million, subject to any adjustments to account for rounding (the “Maximum Share Consideration”). The maximum number of Exchangeable LP Units issuable pursuant to the Offer shall continue to not exceed 23.0 million (the “Maximum Unit Consideration”), subject to any adjustments to account for rounding and subject to the Supplementary Election, and the maximum number of Exchangeable LP Units (other than Exchangeable LP Units issuable in connection with any Supplementary Election) and BIPC Shares issuable pursuant to the Offer on a combined basis shall not exceed the Maximum Share Consideration.

All references in the Original Offer Documents to “Maximum Cash Consideration” and “Maximum Take-Up Date Cash Consideration” shall be removed, and paragraph (c) on page 19 of the Original Offer to Purchase, under the heading “The Offer” is deleted in its entirety.

The consideration payable under the Offer will be pro-rated on each Take-Up Date as necessary to ensure that the total aggregate consideration payable under the Offer and in any Compulsory Acquisition or Subsequent Acquisition Transaction does not exceed the Maximum Share Consideration or the Maximum Unit Consideration. The actual consideration to be received by a Shareholder under the Offer, a Subsequent Acquisition Transaction or a Compulsory Acquisition will be determined in accordance with Section 1 of the Original Offer to Purchase, as supplemented by the mechanics set forth in Section 1 of the First Notice of Variation, Change and Extension, in each case without reference to the “Maximum Cash Consideration” or the “Maximum Take-Up Date Cash Consideration”.

All references to “subject in each case to pro-ration” in the Existing Offer to Purchase are deleted in their entirety and replaced by “subject in the case of Share Consideration and Unit Consideration to pro-ration”.

2.	Time for Acceptance – Extension of the Offer

The Offeror has extended the Expiry Time of the Offer from 5:00 p.m. (Mountain Standard Time) on June 22, 2021 to 5:00 p.m. (Mountain Standard Time) on July 13, 2021, unless the Offer is further extended or withdrawn by the Offeror.

Accordingly, the definition of “Expiry Time” in the Existing Offer to Purchase and Circular is deleted in its entirety and replaced with the following definition:

“Expiry Time” means 5:00 p.m. (Mountain Standard Time) on July 13, 2021, or such earlier or later time or times and date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Original Offer to Purchase, “Extension, Variation or Change in the Offer”;

In addition, all references to “5:00 p.m. (Mountain Standard Time) on June 22, 2021” in the Original Offer Documents are deleted in their entirety and replaced by “5:00 p.m. (Mountain Standard Time) on July 13, 2021”.

3.	Background to the Amended Offer

On May 31st, Brookfield Infrastructure submitted a revised proposal to the special committee (the “Special Committee”) of the IPL board of directors (the “IPL Board”) to acquire all of the outstanding Common Shares for consideration equal to, at the election of Shareholders, either $19.50 or 0.225 of a BIPC Share per Common Share, subject to pro-rating with consideration comprised of 74% in cash and 26% in BIPC Shares. As part of the submission, Brookfield Infrastructure confirmed to the Special Committee that the proposal was fully financed, had received all key regulatory approvals, had no further conditions and could be executed on an accelerated basis.

In the evening of May 31st, Brookfield Infrastructure was informed by the Chair of IPL’s Special Committee that, following deliberations by the IPL Board, IPL had entered into exclusive negotiations with a competing party.

On June 1st, IPL announced that it had entered into the arrangement agreement dated as of May 31, 2021 (the “Arrangement Agreement”) with Pembina Pipeline Corporation (“Pembina”) pursuant to which Pembina would acquire all of the outstanding Common Shares in an all-share deal (the “Alternative Transaction”) in exchange for common shares of Pembina (“Pembina Shares”). The Arrangement Agreement included a $350 million break fee payable by IPL to Pembina (the “Break Fee”) on the occurrence of certain stated events (most of which are beyond IPL’s control), which Brookfield Infrastructure views as an impermissible defensive tactic and an inappropriate use of IPL’s cash, given that Brookfield Infrastructure had previously submitted a proposal to the Special Committee that was superior to the Alternative Transaction, both quantitatively and qualitatively.

On June 2nd, Brookfield Infrastructure announced its intention to launch a superior, revised cash and share Offer directly to IPL shareholders. The Offer was on the same terms and conditions as the private offer provided by Brookfield Infrastructure to the Special Committee on May 31st. The aggregate value of the cash and share-based consideration was $19.75 per IPL share (based on the price of the BIPC Shares at the close of markets on June 1st and based on 74% cash and 26% BIPC Share pro-ration) and represented a 4.4% premium to the value of the Alternative Transaction. Furthermore, based on feedback from certain institutional shareholders, Brookfield Infrastructure increased the amount of BIPC Shares available under the Offer to eligible Shareholders electing to receive 100% of the consideration for their Common Shares in BIPC Shares on a tax-deferred rollover basis by 8 million (with such incremental shares to be priced at the fair market value as of the expiry date of the Offer, in lieu of cash), on top of the previous maximum of 23.0 million BIPC Shares. This incremental consideration was incorporated to ensure that every eligible shareholder electing to receive 100% of their consideration in BIPC Shares on a tax-deferred, roll-over basis has an ability to maximize the amount of tax-deferred consideration they seek to receive. The Offer also removed certain previously included conditions, such as two-thirds percentage shareholder acceptance level and confirmed receipt of all key necessary regulatory conditions.

On June 3rd, IPL acknowledged that Brookfield Infrastructure’s announced intention to revise Offer was on substantially the same economic terms as the private proposal made by Brookfield Infrastructure to the Special Committee on May 31st but reconfirmed its support for the Alternative Transaction despite Brookfield Infrastructure’s superior Offer providing higher aggregate value, enhanced optionality for Shareholders and speed of execution due to already secured regulatory approvals.

On June 4th, Brookfield Infrastructure filed and mailed to shareholders the First Notice of Variation, Change and Extension giving effect to the revised terms including an extension of the expiry date from June 7th to June 22nd.

On June 10th, IPL filed the Notice of Change to the Directors’ Circular reconfirming IPL Board support for the Alternative Transaction and rejecting the revised Offer from Brookfield Infrastructure despite its superior consideration.

On June 10th, Brookfield Infrastructure, on behalf of IPL shareholders, filed an application with the Alberta Securities Commission (the “ASC”) challenging the defensive tactics inappropriately employed by IPL and the Special Committee of the IPL Board (the “ASC Application”). The ASC Application seeks the elimination of the inappropriate and egregious Break Fee agreed to by IPL in the face of a superior proposal submitted by Brookfield Infrastructure. The ASC Application also seeks a cease trade order in respect of the Shareholder Rights Plan, as IPL’s Strategic Review is now complete and there is no longer any valid purpose for the Shareholder Rights Plan. If successful in eliminating or otherwise reducing the Break Fee, Brookfield Infrastructure announced that it will further increase the Offer to IPL shareholders by an equivalent amount.

One June 18th, Brookfield Infrastructure announced its intention to revise the terms of the Offer, as reflected in this Second Notice of Variation and Extension. The revised Offer provides a superior value proposition for IPL shareholders who may elect up to 100% cash consideration totaling $19.50 per Common Share, without being subject to pro-ration, or 0.225 of a BIPC Share per Common Share, subject to pro-ration, valued at $19.99 as of market close on June 17th. The BIPC Share consideration is valued at $20.08 per Common Share based on the price of the BIPC Shares at the close of markets on June 18th.

4.	Reasons to Accept the Offer

Brookfield Infrastructure reiterates that the Offer provides superior value to Shareholders, and the highest degree of transaction certainty and speed of execution versus the Alternative Transaction.

Shareholders should consider the following factors, in addition to those outlined in the Existing Offer to Purchase, among others, in determining whether to accept the Offer:

1.	No Limit on Cash Consideration and Certainty of Value to Shareholders

The Offer provides Shareholders the ability to elect to receive 100% Cash Consideration, without being subject to pro-ration. This all-cash option provides superior value and flexibility for Shareholders, as well as enhanced certainty and a clean exit for those institutional and event-driven investors with near-term mandates.

Conversely, the all-share consideration included in the Alternative Transaction does not offer value certainty and is dependent on forward-looking outcomes which include operational synergies, which are inherently uncertain and may prove illusory, as well as exposure to potentially fluctuating capital markets, commodity and broad based business environment factors.

Furthermore, the all-share consideration proposed in the Alternative Transaction would result in a substantial and protracted overhang on Pembina’s share price given monetization considerations for event-driven funds, select institutional shareholders and Brookfield’s economic interest.

2.	Ability to Maximize the Amount of Tax-Deferred Consideration

The Offer continues to include the opportunity for eligible Shareholders to elect to receive 100% of their consideration in BIPC Shares on a tax-deferred rollover basis, with an ability to maximize the amount of tax-deferred consideration they seek to receive subject to the aggregate limit of 31.0 million BIPC Shares.

This consideration was incorporated to ensure that every eligible shareholder electing to receive 100% of their consideration in BIPC Shares on a tax-deferred, roll-over basis has an ability to maximize the amount of tax-deferred consideration they seek to receive.

3.	Ownership in a Global, Diversified Infrastructure Platform with Long History of Total Returns

Our Offer continues to provide benefit to Shareholders through the ability to receive BIPC Shares in consideration of their Common Shares and participate in Brookfield’s globally diversified infrastructure company focused on dividend growth and generating total return for shareholders. Over the past decade Brookfield Infrastructure has delivered an average of 10% per annum dividend growth and average annual total shareholder returns of 18%.

	Brookfield Infrastructure Offer(1)	Alternative Transaction	Premium to Alternative Transaction
June 1, 2021	$19.74	$18.91	4.4%
30-Day VWAP	$19.54	$19.18	1.9%
60-Day VWAP	$19.67	$18.77	4.8%
90-Day VWAP	$19.52	$18.27	6.8%
120-Day VWAP	$19.52	$17.84	9.4%
(1) Assumes that IPL shareholders select the higher value BIPC share consideration option resulting in 74% cash, 26% share pro-ration (figures as of June 1, 2021)

4.	Speed to Close and Immediate Liquidity for Shareholders

Our Offer allows Shareholders to receive full payment of their total consideration within 25 days. The Offer is open for Shareholders to tender until 5:00 pm (Mountain Standard Time) on July 13, 2021 with the Offeror taking up and paying for Common Shares tendered under the Offer within three business days following the Expiry Time, provided the Statutory Minimum Condition is satisfied and any remaining conditions to the Offer are satisfied or waived.

The Alternative Transaction is not anticipated to close until late Q3 / Q4 2021, further impairing the value of the Alternative Transaction including lost opportunity cost and notable exposure to fluctuating capital markets, commodity and broad business environment factors.

5.	Highest Degree of Transaction Certainty versus the Alternative Transaction

Brookfield Infrastructure has received all key regulatory approvals required in respect of the Offer, thus ensuring a short and efficient timeline to closing.

Based on the Offeror’s review, the Alternative Transaction could face regulatory complications due to potential negative consequences on the competitive nature of the Canadian Energy and Petrochemical Industries given the resulting control of critical infrastructure, key commodities and feedstocks supplies. The Offeror believes that anti-trust approvals required in connection with the Alternative Transaction are unlikely to be straight-forward and could potentially lead to a further protracted completion timeline. Furthermore, the provisions of the Arrangement Agreement transfer the risk of any punitive regulatory or anti-competition rulings or outcomes to Pembina’s shareholders, including IPL shareholders who will become Pembina shareholders and collectively own 28% of the Pembina Shares following closing of the Alternative Transaction as a result of the proposed all-share consideration.

The Alternative Transaction also contains a significant number of conditions and is subject to key approvals including regulatory and anti-trust approvals, majority approval of Pembina’s shareholders, approval of 66 2/3% of Shareholders and other conditions as disclosed on the Arrangement Agreement.

5.	Manner of Acceptance

The Offer may be accepted by Shareholders (other than Electing Shareholders) in the manner set forth in Section 3 of the Original Offer to Purchase and Circular, “Manner of Acceptance”, and by Electing Shareholders in the manner set forth in Section 10 of the First Notice of Variation, Change and Extension, “Manner of Acceptance”.

6.	Take-Up and Payment for Deposited Common Shares

The Offeror will take-up and pay for tendered Common Shares validly deposited under the Offer and not properly withdrawn in the manner set out in Section 6 of the Original Offer to Purchase, “Take-up and Payment for Deposited Common Shares”.

7.	Withdrawal of Deposited Common Shares

Applicable securities Laws provide that Shareholders may withdraw Common Shares deposited under the Offer at any time before the expiration of the date that is 10 days from the date of this Second Notice of Variation and Extension, being 11:59 p.m. (Mountain Standard Time) on July 1, 2021.

Additionally, Shareholders have the right to withdraw Common Shares deposited under the Offer under the circumstances and in the manner set out in Section 7 of the Original Offer to Purchase, “Withdrawal of Deposited Common Shares”.

8.	Amendments and Variations to Offer Documents

The Existing Offer Documents shall be read together with this Second Notice of Variation and Extension in order to give effect to the amendments and variations to the Existing Offer Documents set out herein.

9.	Statutory Rights

Securities legislation of the provinces and territories of Canada provides security holders of IPL with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to those security holders. However, such rights must be exercised within prescribed time limits. Security holders of IPL should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

10.	Directors’ Approval

The contents of this Second Notice of Variation and Extension have been approved, and the sending of this Second Notice of Variation and Extension to the Shareholders has been authorized, by the board of directors or equivalent of each of the Offeror, Exchange GP, on behalf of Exchange LP, BIPC, Brookfield Infrastructure Partners Limited, on behalf of BIP, Brookfield Infrastructure Fund IV Officer GP LLC, on behalf of each of Brookfield Infrastructure Fund IV A, LP, Brookfield Infrastructure Fund IV B, LP and Brookfield Infrastructure Fund IV C, LP, and Brookfield Infrastructure Fund IV GP S.à r.l., on behalf of Brookfield Infrastructure Fund IV (ER) SCSP.

CERTIFICATE OF BISON ACQUISITION CORP.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: June 21, 2021

(signed) “Sam Pollock”	(signed) “David Krant”
Name: Sam Pollock Title: Chief Executive Officer	Name: David Krant Title: Chief Financial Officer

On behalf of the board of directors

(signed) “Brian Baker”	(signed) “Paul Hawksworth”
Name: Brian Baker Title: Director	Name: Paul Hawksworth Title: Director

CERTIFICATE OF BROOKFIELD INFRASTRUCTURE CORPORATION

EXCHANGE LIMITED PARTNERSHIP

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: June 21, 2021

(signed) “Sam Pollock”	(signed) “David Krant”
Name: Sam Pollock Title: Chief Executive Officer	Name: David Krant Title: Chief Financial Officer

On behalf of the board of directors of its general partner, Brookfield Infrastructure Corporation Exchange GP Inc.

(signed) “Brian Baker”	(signed) “Paul Hawksworth”
Name: Brian Baker Title: Director	Name: Paul Hawksworth Title: Director

CERTIFICATE OF BROOKFIELD INFRASTRUCTURE CORPORATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: June 21, 2021

(signed) “Sam Pollock”	(signed) “David Krant”
Name: Sam Pollock Title: Chief Executive Officer of its service provider, Brookfield Infrastructure Group L.P.	Name: David Krant Title: Chief Financial Officer of its service provider, Brookfield Infrastructure Group L.P.

On behalf of the board of directors

(signed) “Anne Schaumburg”	(signed) “Jeffrey Blidner”
Name: Anne Schaumburg Title: Director	Name: Jeffrey Blidner Title: Director

CERTIFICATE OF BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: June 21, 2021

(signed) “Sam Pollock”	(signed) “David Krant”
Name: Sam Pollock Title: Chief Executive Officer of its service provider, Brookfield Infrastructure Group L.P.	Name: David Krant Title: Chief Financial Officer of its service provider, Brookfield Infrastructure Group L.P.

On behalf of the board of directors of its general partner, Brookfield Infrastructure Partners Limited

(signed) “Anne Schaumburg”	(signed) “Jeffrey Blidner”
Name: Anne Schaumburg Title: Director	Name: Jeffrey Blidner Title: Director

CERTIFICATE OF BROOKFIELD INFRASTRUCTURE FUND IV A, LP

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: June 21, 2021

(signed) “Fred Day”	(signed) “Hadley Peer Marshall”
Name: Fred Day Title: Vice President	Name: Hadley Peer Marshall Title: Managing Director

On behalf of the board of directors of Brookfield Infrastructure Fund IV Officer GP LLC, the member of its general partner, Brookfield Infrastructure Fund IV GP LLC

(signed) “Ralph Klatzkin”	(signed) “Matthew Gross”
Name: Ralph Klatzkin Title: Vice President	Name: Matthew Gross Title: Vice President

CERTIFICATE OF BROOKFIELD INFRASTRUCTURE FUND IV B, LP

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: June 21, 2021

(signed) “Fred Day”	(signed) “Hadley Peer Marshall”
Name: Fred Day Title: Vice President	Name: Hadley Peer Marshall Title: Managing Director

On behalf of the board of directors of Brookfield Infrastructure Fund IV Officer GP LLC, the member of its general partner, Brookfield Infrastructure Fund IV GP LLC

(signed) “Ralph Klatzkin”	(signed) “Matthew Gross”
Name: Ralph Klatzkin Title: Vice President	Name: Matthew Gross Title: Vice President

CERTIFICATE OF BROOKFIELD INFRASTRUCTURE FUND IV C, LP

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: June 21, 2021

(signed) “Fred Day”	(signed) “Hadley Peer Marshall”
Name: Fred Day	Name: Hadley Peer Marshall
Title: Vice President	Title: Managing Director

On behalf of the board of directors

of Brookfield Infrastructure Fund IV Officer GP LLC,

the member of its general partner, Brookfield Infrastructure Fund IV GP LLC

(signed) “Ralph Klatzkin”	(signed) “Matthew Gross”
Name: Ralph Klatzkin	Name: Matthew Gross
Title: Vice President	Title: Vice President

CERTIFICATE OF BROOKFIELD INFRASTRUCTURE FUND IV (ER) SCSP

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED: June 21, 2021

On behalf of the managers

of its general partner, Brookfield Infrastructure Fund IV GP S.à r.l.

(signed) “Lydie Bini”	(signed) “Luc Leroi”
Name: Lydie Bini	Name: Luc Leroi
Title: Manager	Title: Manager

(signed) “Carolina Parisi”
Name: Carolina Parisi
Title: Manager

The Information Agent and Depositary for the Offer is:

Laurel Hill Advisory Group

70 University Avenue, Suite 1440

Toronto, ON M5J 2M4

FOR INQUIRIES

North American Toll Free Phone:

1-877-452-7184

Outside of North America:

1-416-304-0211

E-mail:

assistance@laurelhill.com

FOR DEPOSITING SHARES

By E-mail:

ipl-offer@laurelhill.com

By Facsimile:

1-416-646-2415

By Mail:

PO Box 370 STN Adelaide Toronto, Ontario M5C 2J5 Canada

By Registered Mail:

70 University Avenue, Suite 1440 Toronto, Ontario M5J 2M4 Canada

Any questions or requests for assistance or additional copies of the Letters of Transmittal and the Offer to Purchase and Circular may be directed by the Shareholders to the Information Agent and Depositary as set out above. You may also contact your broker or other intermediary for assistance concerning the Offer. To keep current with further developments and information about the Offer, visit www.ipl-offer.com.